2000 PENNSYLVANIA AVE., NW WASHINGTON, D.C. 20006-1888 TELEPHONE: 202.887.1500 FACSIMILE: 202.887.0763 WWW.MOFO.COM

MORRISON  FOERSTER LLP

NEW YORK, SAN FRANCISCO,
LOS ANGELES, PALO ALTO,
SACRAMENTO, SAN DIEGO,
DENVER, NORTHERN VIRGINIA,
WASHINGTON, D.C.

TOKYO, LONDON, BERLIN, BRUSSELS,
BEIJING, SHANGHAI, HONG KONG,
SINGAPORE

December 30, 2014

BY EDGAR AND COURIER

Ms. Maryse Mills-Apenteng

Mr. Ivan Griswold

Mr. Craig D. Wilson

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Inovalon Holdings, Inc.

Confidential Draft Registration Statement on Form S-1 No. 3

Submitted December 15, 2014

CIK No. 0001619954

Dear Ms. Mills-Apenteng, Mr. Griswold and Mr. Wilson:

This letter is submitted on behalf of Inovalon Holdings, Inc. (the “Company”) in response to comments from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated December 24, 2014 (the “Comment Letter”) with respect to the Company’s draft Confidential Registration Statement on Form S-1 No. 3, which was submitted confidentially by the Company to the Commission on December 15, 2014 (the “Draft Registration Statement”).  The Company is concurrently publicly filing on EDGAR its Registration Statement on Form S-1 (the “Filing”), which includes changes to the Draft Registration Statement in response to the Staff’s comments.  We have enclosed with this letter marked copies of the Filing, which reflect all changes to the Draft Registration Statement.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold and italics herein with responses immediately following each comment.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses below refer to the Filing.  Defined terms used herein but not otherwise defined herein have the meanings given to them in the Filing.

Summary

Our Company, page 1

1.                                      We note your revised disclosure in response to prior comment 4.  Please also include similar disclosure in your discussion of historical revenues in this section.

Response to Comment No. 1

In response to the Staff’s comment, the Company has revised its disclosure on page 2 of the prospectus.

Summary Consolidated Financial and Other Data, page 15

2.                                      Please expand footnote 5 on page 17 to explain how you define “analytical processes.” To the extent that there is no commonly accepted method of calculating this measure and the corresponding metric “Patient Analytics Months” in your industry, please provide clear disclosure stating so.  Refer to Release No. 33-8350.

Response to Comment No. 2

In response to the Staff’s comment, the Company has revised its disclosure in footnote 5 on pages 17 and 18 of the prospectus.  In addition, the Company respectfully advises the Staff that it believes that the metrics “analytical processes” and “Patient Analytic Months,” while key operating metrics that management uses to assess the Company’s level of operational activity, are not metrics used by other companies in the Company’s industry, and that there is no commonly accepted method of calculating these metrics.  As a result, the Company has revised the disclosure in footnote 1 on page 17 to clarify the disclosure in accordance with Release No. 33-8350.

Reconciliation of Net Income to Adjusted EBITDA, pages 17 and 49

3.                                      We refer to your response to prior comment 3.  We note that characterizing as “non-comparable,” for what appear to be certain non-recurring costs that do not meet those criteria under Item 10(e) of Regulation S-K and the Division of Corporation Finance Non-GAAP Financial Measures Compliance & Disclosure Interpretations Question 102.03 is prohibited.  In this regard please respond to our prior comment 3 to support the basis under Item 10(e) of Regulation S-K for your exclusion and characterization of these costs as “non-comparable items.”

Response to Comment No. 3

In response to the Staff’s comment, the Company advises the Staff that, after reassessing the applicable guidance related to the use of non-GAAP financial measures set forth in Item 10(e) of Regulation S-K, the Company has determined that professional services fees related to the enforcement of a particular client contract should not be included in the “other non-comparable” line item of its reconciliation of Adjusted EBITDA to net income.  In particular, Item 10(e)(1)(ii) of Regulation S-K prohibits a registrant from adjusting a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent, or unusual when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.  In light of the fact that the Company incurred professional services fees related to enforcement of a particular client contract in both the year ended December 31, 2013 and the nine months ended September 30, 2014, the Company has revised the disclosure on pages 17 and 50 of the prospectus to (i) exclude those professional service fees from the “other non-comparable items” line in the reconciliation and (ii) insert a new line item and a corresponding explanatory footnote for those professional service fees.

With respect to the other non-comparable items included in the reconciliation on pages 17 and 50 of the prospectus and the Company’s response to prior Comment 3 to the staff’s letter dated December 5, 2014, the Company believes it is appropriate, in accordance with Item 10(e) of Regulation S-K and the Staff’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations Question 102.03, to describe such expenses as “non-comparable” because (i) there were no similar expenses within the prior two years and (ii) the Company does believe those expenses are reasonably likely to recur within the next two years.  In addition, the Company has revised the disclosure in footnote 2 on page 50 to clarify the basis for the exclusion of the items in accordance with Item 10(e) of Regulation S-K.

The Company believes that the exclusion of these expenses, as well as the professional service fees, provides management and potential investors with a useful measure for period-to-period comparisons of the Company’s core business and operating results by excluding items that are not comparable across reporting periods or that otherwise do not relate to the Company’s ongoing operating results.  In addition, the Company respectfully advises the Staff that it believes that its presentation of Adjusted EBITDA as revised in the Filing otherwise complies with Item 10(e) or Regulation S-K.  The Company has:

•                  presented, with equal or greater prominence, net income, the most directly comparable GAAP measure;

•                  included a reconciliation of Adjusted EBITDA to net income;

•                  provided on page 50 of the prospectus all material reasons why the Company’s management believes that the presentation of Adjusted EBITDA is useful information to investors in evaluating the Company’s results of operations; and

•                  not otherwise taken any of the actions prohibited by Item 10(e)(1)(ii).

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Client and Analytical Process Count Growth, page 53

4.                                      We note your response to prior comment 5 where you explain that differences in fees charged for different analytical packages and differences in how analytics trigger the applicability of intervention platforms may result in analytical activity not always being reflected in your revenues.  Please expand to disclose any significant historical differences you have experienced in this regard in the financial periods presented, and identify and explain the underlying driving factors.

Response to Comment No. 4

In response to the Staff’s comment, the Company has revised its disclosure on pages 55 and 56 of the prospectus.

Business

Our Clients, page 106

5.                                      We have reviewed your response to prior comment 6 and we are unable to concur with your assertion that the names of your 10% or greater customers for the most recently completed fiscal year are not necessary to an understanding of your business as a whole and are not required to be disclosed, notwithstanding your assertions with regard to the nine-months ended September 30, 2014.  Among other factors, we specifically note the related risk factor on page 19.  We therefore reissue our comment.  In your next amendment, please disclose the names of your customers accounting for 10% or more of your revenues for the most recently completed fiscal year.  In addition, to the extent known, tell us whether you expect these or any other customers to account for 10% or more of your revenues for the fiscal year ended December 31, 2014.

Response to Comment No. 5

In response to the Staff’s comment, the Company has revised its disclosure on page 107 of the prospectus to disclose the names of its clients accounting for 10% or more of its revenues for the fiscal year ended December 31, 2013.  The Company also respectfully advises the Staff that it has added disclosure on page 107 of the prospectus to disclose the names of the clients that it currently expects could account for 10% or more of its revenues for the fiscal year ending December 31, 2014.  The Company further advises the Staff that it does not currently expect any other client to account for 10% or more of its revenues for the fiscal year ending December 31, 2014.

Notes to Consolidated Financial Statements

Note 10. Stockholders’ Equity (Deficit), page F-27

6.                                      We refer to prior comment response 9.  Please explain and clarify what you mean by the characterization of the $156.96 per-share fair value for the September 2014 repurchase as an “undiscounted” fair value.  Also explain how you evaluated the differing impact of the 20% minority interest discount to arrive at a $113.01 fair value add back to arrive at a $135 share value.  We note the percentage effect would necessarily differ as the factors differ in applying the 20%.

Response to Comment No. 6

In response to the Staff’s comment, the Company advises the Staff that, with respect to the characterization of an “undiscounted” fair value, each quarterly independent third party valuation report obtained by the Company first determines equity value per share on a public controlling basis.  The Company’s independent third party valuation firm then applies to this “undiscounted” equity value per share on a public controlling basis both a “minority interest” (also known as a discount for lack of control) and a “marketability and liquidity” discount.  The resulting price per share is a minority interest private company fair value per share.  The following table sets forth the results of the independent third party firm’s application of minority interest and marketability and liquidity discounts to arrive at the estimated fair value per share as of September 30, 2014:

September 30, 2014 Valuation
Common Stock Value Per Share	$156.96
Discount for Minority Interest of 20% (1-20%)	80%
Common Stock Value Per Share - Public and Minority Holder	$125.57
Discount for Lack of Marketability of 10% (1-10%)	90%
Fair Value Per Share - Private and Minority Holder	$113.01

The September 2014 pro-rata share repurchase resulted in 8.33% of each stockholder’s share ownership being repurchased by the Company and the repurchased shares being held as treasury stock.  Therefore, the share ownership percentage of each stockholder prior to the pro-rata share repurchase and after giving effect to the pro-rata share repurchase did not change.  The determination of a fair value in which to repurchase the treasury shares required judgment and, accordingly, the Company considered a number of factors, including advice from the Company’s independent third party valuation firm and the Company’s investment banking advisors.  In light of the fact that all stockholders participated ratably and the share repurchase was effected to provide all stockholders with liquidity, the Company believes that applying full discounts to account for minority interests and marketability and liquidity considerations was not appropriate.  After considering these factors, the Company ultimately selected 15% for the applied discounts, the midpoint of the collective 0%-30% potential discount factors, and the aggregate Company valuation was approximated based on that discount, which resulted in the value per share of $135.03 utilized for the September 2014 pro rata share repurchase.

7.                                      You refer in your response to discussion of the $156.96 undiscounted per share fair value located on page 74 of the filing.  However we do not note that amount disclosed in the most recent Confidential Draft submission of December 15, 2014.  Please advise.

Response to Comment No. 7

The Company respectfully advises the Staff that the reference in the Company’s response to prior Comment No. 9 to the Staff’s letter dated December 5, 2014, which stated that the $156.96 undiscounted per share fair value was included in the prospectus, was made in error.  The prospectus does not reference the equity value per share on a public controlling basis (i.e. the $156.96 per share value for the September 30, 2014 valuation).   The Company believes that it is appropriate and consistent will all periods presented for the prospectus to only refer to the fair value per share on a minority interest private company value per share.  Such fair value methodology has been consistently used by the Company for the determination of fair value in connection with its evaluation and accounting for stock-based compensation and, accordingly, the prospectus does not reference the $156.96 per share.

8.                                      In regards to the multiple of common stock fair value increase between the June 30 to the September 30, 2014 share valuations please clarify how you evaluated this run up in apparent value of the company from approximately $977 million at June 30, 2014 to approximately $2.7 billion at September 30, 2014.  For example, it is not clear from your existing disclosure or your response how the results of the company or other factors over that period, and as well from prior periods, caused such a significant increase in fair value.  For the various factors contributing to the increase please provide comparative analysis of each of the factors, assumptions, estimates, methods, comparable companies and other information that changed over the two valuation points, June 30 and September 30, 2014.  Please revise your disclosure accordingly to the extent such information would be material to investor understanding of the increase.

Response to Comment No. 8

The Company determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.  The Company has thoughtfully and diligently obtained quarterly independent third party valuation reports for the past several years, which have been used to determine the Company’s fair value and, in turn, were utilized during the granting of options to purchase equity at the determined fair value.  The Company has then further utilized the determined fair value and applied the Black Scholes method to determine and record the associated stock-based compensation expense.  In addition, the Company also considered various objective and subjective factors, along with input from management and the Company’s independent third-party valuation firm, to determine the fair value of its common stock as disclosed in the prospectus starting on page 73.  As a result, with the exception of the September 30, 2014 valuation, the Company’s fair value per share has resulted in a relatively stable per share valuation throughout the applicable periods, ranging from $33.19 to $39.44 per share from the period between December 31, 2012 and June 30, 2014.

The valuation change from June 30, 2014 to September 30, 2014 can be further explained by the following factors:

June 2014 Share Repurchase

The Company received an unsolicited offer from an existing stockholder, who neither was a member of the Company’s board of directors nor an employee of the Company, to sell 292,464 shares of the Company’s common stock at $31.00 per share.  In June 2014, the Company accepted such stockholder’s offer price and repurchased 292,464 shares of its common stock for an aggregate price of $9.1 million.

The repurchase was an arms-length transaction between the Company and a sophisticated and knowledgeable investor.  The Company believes that this transaction provided a reasonable indication of the fair value of its common stock subsequent to the Company’s February 2013 purchase and sale process for existing stockholders, which was previously disclosed in the Company’s prior response to the Staff’s letter dated December 5, 2014.

Preliminary Discussions with Underwriters

The Company advises the Staff that in July 2014, the Company held preliminary discussions with potential underwriters through a request for proposal related to a potential initial public offering.  At that time, each of the potential underwriters provided the Company with their analysis of the Company’s business, valuation methodologies, analyses of companies they deemed comparable to the Company, how the Company should position itself for a public offering, and valuations of the Company. The potential underwriters’ analyses contained a range of enterprise valuations of the Company. The potential underwriters’ valuations were provided in a competitive process to evaluate the potential underwriters to assist in the Company’s IPO.    Valuations contained in the underwriters presentations were subject to a number of contingencies and variables, including continued successful execution of the Company’s business plan, accounting and legal due diligence, and market conditions, among other factors.

For reasons set forth in response to this comment and consistent with the guidance set forth in Section 10.03 of the  American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation,(1) the Company

(1)  Estimates of the IPO price at earlier stages of the process, including the estimated price range in a preliminary prospectus, are not binding and presume the successful completion of the offering under market conditions that are conducive to the offering. Early estimates of IPO prices by investment bankers, particularly those made as part of the selection process, often differ from the final IPO price because, among other things, the estimates are made at relatively early stages, and the bankers may not yet have performed all their due diligence on the enterprise’s financial projections. Therefore, management or an underwriter’s estimate of the ultimate IPO price is generally not likely to be a reasonable estimate of the fair value for pre-IPO equity transactions of the enterprise.

did not rely on such valuations in establishing the fair value of the Company’s common stock at the August 15, 2014 grant date, which was the only grant date that occurred subsequent to the potential underwriter’s July 2014 presentations and within the nine months ended September 30, 2014 financial statements included in the prospectus.

June 30, 2014 Valuation

As discussed on page 75 of the prospectus, the fair value of the Company’s stock was determined by weighting enterprise values derived under a Market Approach and the Income Approach, and then applying a discount for lack of marketability and a discount for minority interest, since the Company is a closely held, non-public company with no ready market for its shares.  The following table sets forth the results of the Company’s June 30, 2014 analysis used to determine the estimated fair value per share:

June 30, 2014 Valuation Summary	Weighting		Scenario
Market Approach (in millions)	45%		$1,827
Income Approach (in millions)	55%		$1,534

Residual Working Capital Adjustments (in millions)			$113

Enterprise Value (in millions)		$1,779
Common Stock Value Per Share		$64.87
Discount for Minority Interest of 20% (1-20%)		80%
Common Stock Value Per Share - Public and Minority Holder		$51.90
Discount for Lack of Marketability of 24% (1-24%)		76%
Fair Value Per Share - Private and Minority Holder		$39.44

September 30, 2014 Valuation

As discussed above, the Company held preliminary meetings relating to a proposed IPO in July 2014 and a formal IPO organizational meeting in early September 2014 with five of the Company’s underwriters, its outside legal counsel and its independent auditors.  As has been the Company’s policy of receiving a quarterly independent valuation, and in connection with preparing for a proposed IPO and the preparation of the Company’s interim consolidated financial statements to be included in the prospectus relating to the IPO, the Company completed a valuation of its common stock at September 30, 2014. As discussed on page 75 of the prospectus, this valuation utilized a hybrid method, as outlined in the AICPA Practice Aid, based on the Market Approach, Income Approach, and the IPO Scenario approach, discounted for a lack of marketability and for minority interest.  The Hybrid Method is appropriate for a company expecting a near term liquidity event, but where, due to market or other factors, the likelihood of completing the liquidity event is uncertain.

The following table sets forth the results of the Company’s September 30, 2014 analysis used to determine the estimated fair value per share:

September 30, 2014 Valuation Summary	Weighting		Scenario
IPO Scenario (in millions)	50%		$4,600
Market Approach (in millions)	40%		$3,595
Income Approach (in millions)	10%		$3,442

Residual Working Capital Adjustments (in millions)			$(127)

Enterprise Value (in millions)		$3,955
Common Stock Value Per Share		$156.96
Discount for Minority Interest of 20% (1-20%)		80%
Common Stock Value Per Share - Public and Minority Holder		$125.57
Discount for Lack of Marketability of 10% (1-10%)		90%
Fair Value Per Share - Private and Minority Holder		$113.01

Factors Contributing to the Difference Between the Grant Date Fair Value and the Price Range

In response to the Staff’s question concerning the material change in valuation between the June 30, 2014 and the September 30, 2014 valuations, the Company respectfully advises the Staff that, in addition to the valuation approach revisions noted above, it believes that a number of factors contributed to the significant increase in the valuation of the Company during 2014, including the following:

1.              Company financial performance: The financial performance of the Company dramatically improved over the course of 2014 as compared to 2013.  Revenue has shown significant growth in 2014 as compared to a slight decline in revenue in 2013, operating margins and Adjusted EBITDA have grown dramatically as the Company’s revenue growth has resulted in operating leverage across its cost structure, and the Company continues to generate enhanced cash flow adding to its overall balance sheet strength and financial stability.  Further, given market conditions and the evolution of the healthcare landscape, the Company believes that the outlook for successful future performance has continued to be enhanced during 2014.

2.              Company’s increase in clients: as evidenced by the Statement of Work (SOW) metrics on page 55 of the prospectus, the Company has experienced acceleration in the growth rate of SOWs, resulting in enhanced revenue growth.

3.              Overall market performance: The equity markets, and specifically the technology and healthcare technology markets, have experienced growth during 2014, resulting in market multiples of peer group companies increasing.

4.              Market Multiple Expansion for Companies Providing Technology Solutions to the Healthcare Vertical: For the peer group of companies that provide technology solutions to the healthcare vertical, which was utilized by the Company’s independent third party valuation firm, from June 30, 2014 to September 30, 2014, trailing twelve month EBIT, EBITDA, revenue and total assets multiples increased 58.1%, 58.8%, 60.3% and 41.0%, respectively.  Further, from June 30, 2014 to September 30, 2014, forward EBIT, EBITDA, and revenue multiples increased 78.8%, 74.5%, and 76.3%, respectively.

5.              Solidification of the Affordable Care Act (ACA): During 2013, the Company believes there was significant uncertainly concerning the ACA and its implementation, timing, population acceptance, and overall effect on health plan providers.  This marketplace uncertainty resulted in selected non-action of purchasing decisions by a number of our existing and prospective clients.  However, in early 2014, as ACA membership enrollment was concluded, resulting in enrollment figures exceeding expectations and further ACA attributes becoming more clearly defined, the Company’s market opportunity was enhanced.

6.              Comparable Company Group: The June 30, 2014 valuation prepared by the Company’s independent third party valuation firm included a narrower group of comparable public companies used in the comparable company market approach valuation than used in the September 30, 2014 valuation, prepared by the same independent third party valuation firm.  The inclusion of a broader group of comparable companies used to determine the September 30, 2014 valuation was based on consideration of comparable companies provided by underwriters during the Company’s July 2014 meetings, which they believe public investors may consider in evaluating the Company.

7.              Marketability Discount/Assumed Success of IPO:  In September, the Company made significant progress in its IPO efforts. As a result, the Company assumed that an initial public offering was likely to occur, and a public market for the Company’s common stock will be created during February 2015. As a result, the Company significantly reduced any marketability or illiquidity discount for the Company’s common stock at September 30, 2014, which was formerly taken into account in connection with the June 30, 2014 valuation.

The Company believes that the cumulative effect of the foregoing factors have resulted in an increase in the Company’s valuation between December 31, 2013 and September 30, 2014,  including growth from June 30, 2014 to September 30, 2014.

Reassessment of Fair Value In Connection with Preparation of Interim Financial Statements

The Company granted equity twice during the nine month period ended September 30, 2014 — on May 14th and on August 15th.  The stock-based compensation expense for these equity grants was based on the most recent independent third party valuations determined prior to such grants (i.e., as of March 31, 2014 and as of June 30, 2014).  As part of the Company’s registration process, the Company considered the potential impact that the independent third party valuation report as of September 30, 2014 and the preliminary valuation discussions the Company had with its investment banking team since July 2014 could have on the previously recorded stock-based compensation expense related to the equity grants of May 14, 2014 and August 15, 2014.

Primarily as a result of the equity grants vesting over a five year period, the Company determined that the effect of any additional stock-based compensation expense on the financial results for the nine months ended September 30, 2014 would be immaterial.  More specifically, if the August 15, 2014 equity grants utilized a per share value of $113.01 in accordance with the September 30, 2014 valuation report, the additional stock-based compensation expense for the nine months ended September 30, 2014 would be $156 thousand, which the Company views as an immaterial amount.  Moreover, if the May 14, 2014 equity grants utilized the $113.01 per share value, the additional stock-based compensation expense for the nine months ended September 30, 2014 would be $773 thousand, which the Company also believes is immaterial.

Notwithstanding the Company’s consistent and deliberate process in determining the Company’s fair value on a quarterly basis through the use of an independent third party valuation firm and the fact that the impact to the financial statements for the nine months ended September 30, 2014 of using a higher valuation as determined through the September 30, 2014 valuation is immaterial, the Company acknowledges that the impact to its financial statements will increase in future periods as the equity grants continue to vest.  Moreover, in consideration of the significant increase in value over the course of 2014, and specifically the proximity of the August 15, 2014 equity grants to the September 30, 2014 valuation report, the Company advises the Staff that it is the Company’s intention to commence recording stock-based compensation expense associated with the August 15, 2014 equity grants based upon the pricing for our initial public offering, which we expect to be materially consistent with the September 30, 2014 independent third party valuation.

The Company respectfully advises the Staff that it believes that the stock-based compensation expense recorded in connection with the May 14, 2014 equity grants is properly stated and supported by the March 31, 2014 independent third party valuation report, and further supported by the June 2014 arms-length repurchase of shares from an independent stockholder at $31 per share, and by the fact that the process relating to an initial public offering was not commenced until August 2014 when the Company formally gave a mandate to its investment bankers to pursue an initial public offering.

Considering the above factors, the Company believes its disclosure on page 75 of the prospectus properly discloses the valuation approach utilized for the September 30, 2014 valuation and the prior valuations.

9.                                      In view of this significant increase in the common stock fair value over the periods June 30 to September 30, 2014 tell us what consideration you gave to reevaluating prior common stock fair values over the reported periods in the filing.

Response to Comment No. 9

The Company respectfully advises the Staff that, as described in the Company’s response to Comment 8 above, the Company believes that there were various factors that occurred during 2014 that contributed to the significant valuation increase noted in the September 30, 2014 valuation report as compared to earlier valuations.  However, despite these factors, as noted in the Company’s response to Comment 8 above, the Company acknowledges that modifications to the stock-based compensation expense associated with the August 15, 2014 equity grants is appropriate and will be implemented in future reporting periods utilizing the pricing of the IPO once it is known.  Accordingly, the Company believes the independent third party valuations received and utilized during 2011, 2012 and 2013 for purposes of determining the pricing of equity grants and the related stock-based compensation expense were appropriately stated.

10.                               Explain how you evaluated the guidance in ASC 505-30-30-2 in allocating the repurchase price to other elements since the September 2014 treasury share repurchases were at a price significantly in excess of the June 30, 2014 valuation used as fair value through August 2014.  Please provide us with the specific dates for the August 2014 option grants and the September 2014 offer to repurchase B shares.

Response to Comment No. 10

The Company respectfully advises the Staff that the September 19, 2014 pro-rata stock repurchase price per share of $135.03 was determined as detailed in the response to Comment 6 above and is believed to be at an appropriate fair value, which was subsequently supported by the September 30, 2014 independent third party valuation report.

Accounting Standards Codification 505-30-30-2 may require an entity to allocate the repurchase price of its common stock to other elements of the repurchase transaction if an entity purchases treasury shares at a stated price significantly in excess of the current market price of the shares.  Because the Company believes it did not repurchase its outstanding common stock at a significant excess to fair value, the Company did not identify any other elements of the repurchase transaction that required allocation, and accordingly allocated the entire repurchase price to its repurchased treasury shares.

* * * *

The Company respectfully believes that the proposed modifications to the Draft Registration Statement made in the Filing, and the supplemental information contained herein, are responsive to the Staff’s comments.  If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (202) 887-1554.

Sincerely,

/s/ David P. Slotkin
David P. Slotkin

cc:	Keith R. Dunleavy, M.D.
Inovalon Holdings, Inc.
John H. Chory Latham & Watkins LLP Rachel W. Sheridan
Latham & Watkins LLP
Spencer D. Klein
Morrison & Foerster LLP
Justin R. Salon
Morrison & Foerster LLP

Enclosure (1)